(Add Text comment Bloomberg Tradebook LLC
120 Park Avenue
New York, NY 10017)

(Add Text comment N/A)
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(Add Text comment 18,400)
(Add Text comment ManTech International)
(Add Text comment Compensation for Director)
(Add Text comment 5/14/12)
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(Add Text comment Corp Class A)
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